SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMERICAN NATURAL ENERGY CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)
02860R105
(CUSIP Number)

RANDY BUTCHARD
13811 – 32 Avenue
Surrey
British Columbia
V4P 2B6 Canada
(604) 658-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JULY 28, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 865073 10 0

1.

Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only):
[_____N/A___] (I.R.S. Identification Nos. of person not required).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [  ]

6.	Citizenship or Place of Organization: Canadian

Number of	7.	Sole Voting Power:	9,369,500
Shares
Beneficially	8.	Shared Voting Power:	0
Owned by
Each	9.	Sole Dispositive Power:	9,369,500
Reporting
Person	10.	Shared Dispositive Power:	0
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,369,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 8.77%

14.	Type of Reporting Person (See Instructions): IN

ITEM 1.

SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Shares"), of American Natural Energy Corporation., an Oklahoma corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6100 South Yale, Suite 300, Tulsa, Oklahoma 74136.

ITEM 2.

IDENTITY AND BACKGROUND.

This Statement is being filed by Randy Butchard (“Butchard"). Butchard is a citizen of Canada and a resident of Canada with a residence address at 13811 - 32 Avenue, Surrey, British Columbia V4P 2B6 Canada and a business address at 1140 West Pender Street, Vancouver, British Columbia V6E 4G1.

Butchard has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 28, 2009 Butchard entered into a Stock Purchase Agreement with the Issuer whereby Butchard agreed to acquire from the Issuer 7,000,000 shares of the Issuer in exchange for $210,000.. The closing of the sale and purchase of the shares was held on July 28, 2009 and the purchase price was paid in cash at the closing.

The purchase price for the shares was paid out of Butchard’s personal funds.

In addition, Butchard held on July 28, 2009 2,369,500 shares.

ITEM 4.

PURPOSE OF TRANSACTION.

Butchard acquired the securities referenced herein for investment purposes.

As of the date hereof, except as described herein, Butchard does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

(a)

As of the date hereof, Butchard is the record and beneficial owner of 9,369,500 shares of Common Stock. This number represents 8.77% of the issued and outstanding shares of Common Stock, based on 108,057,671 shares issued and outstanding as of August 5, 2009.

(b)

Butchard has the sole power to vote or to direct the vote of the Shares held by him and, subject to compliance with applicable securities laws and the terms of the Stock Purchase Agreement, has the sole power to dispose or to direct the disposition of the Shares held by him.

(c)

There were no transactions during the past 60 days.

(d)	Not applicable

(e)	Not applicable

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as hereinafter described, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

99.1	Stock Purchase Agreement dated July 28, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 6, 2009

/s/ Randy Butchard
-----------------------------------
Randy Butchard